Filed by abrdn Global Infrastructure Income Fund

abrdn Income Credit Strategies Fund

abrdn Total Dynamic Dividend Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

(the “Exchange Act”)

Subject Companies:

Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund

File No. 811-21496

First Trust High Income Long/Short Fund

File No. 811-22442

First Trust/abrdn Global Opportunity Income Fund

File No. 811-21636

First Trust Specialty Finance and Financial Opportunities Fund

File No. 811-22039

RNS announcement

24 October 2023

abrdn enters agreement to acquire the assets of

four closed-end funds from First Trust Advisors L.P.

abrdn plc today announced that its U.S. subsidiary, abrdn Inc., has entered into an agreement with First Trust Advisors L.P. to acquire the assets of four closed-end funds listed below, adding AUM totalling approximately £0.6bn*.

Subject to approval by the shareholders of the respective funds, the four closed-end funds will be reorganised into existing abrdn funds resulting in an increase in AUM. The combination of the funds will help to ensure the liquidity and marketability of the funds, which may lead to a tighter discount or a premium to NAV over time.

The transaction will also further strengthen our closed-end fund business, which currently has £23.8bn** in AUM in US and UK listed closed-end funds, making abrdn the third largest manager of closed-end funds in the world.

Stephen Bird, abrdn CEO, said;

“The acquisition of these four closed-end funds is another clear statement of intent from abrdn, as we continue to focus on the areas of investing where we have global scale and competitive advantage. We are already the third-largest manager of closed-end funds globally, and this marks the third acquisition we have done in this space over the past 12 months.

By consolidating these funds into existing abrdn funds, we bring economies of scale. And we are adding approximately £0.6bn of assets under management to the group in a perpetual capital structure, and in asset classes where we already have strength. These four transactions represent further disciplined allocation of shareholder capital that is fully aligned to our strategy.”

ENDS

abrdn plc is registered in Scotland (SC286832) at 1 George Street, Edinburgh, EH2 2LL.

www.abrdn.com

© abrdn plc 2023. All rights reserved.

RNS announcement

Acquired Fund	Acquiring Fund
Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (“MFD”)	abrdn Global Infrastructure Income Fund (“ASGI”)
First Trust High Income Long/Short Fund (“FSD”)	abrdn Income Credit Strategies Fund (“ACP”)
First Trust/abrdn Global Opportunity Income Fund (“FAM”)***
First Trust Specialty Finance and Financial Opportunities Fund (“FGB”)	abrdn Total Dynamic Dividend Fund (“AOD”)

* The reorganisations will be subject to the approval of the shareholders of the transferring funds and are expected to be completed in the first quarter of 2024. AUM figure as of October 2023.

** As of 17 July 2023, and includes completion of Tekla.

*** abrdn Inc. is the investment sub-advisor to FAM providing portfolio management services.

Enquiries:

Media

Andrea Ward	+44 (0) 7876 178 696

Institutional Equity Investors and Analysts

Sarah Moody Corbin Chaplin	+44 (0) 7721 679 892 +44 (0) 7774 332 428

LEI: OTMBS544NMO7GLCE7H90

abrdn plc is registered in Scotland (SC286832) at 1 George Street, Edinburgh, EH2 2LL.

www.abrdn.com

© abrdn plc 2023. All rights reserved.

RNS announcement

Notes to editors

About abrdn

●	abrdn is a global investment company that helps clients and customers plan, save and invest for the future. Our purpose is to enable our clients to be better investors.
●	abrdn manages and administers £496bn of assets for clients (as at 30 June 2023).
●	Our strategy is to deliver client-led growth. We are structured around three businesses – Investments, Adviser and Personal – focused on their changing needs.
●	The capabilities in our Investments business are built on the strength of our insight – generated from wide-ranging research, worldwide investment expertise and local market knowledge.
●	Our teams collaborate across regions, asset classes and specialisms, connecting diverse perspectives and working with clients to identify investment opportunities that suit their needs.
●	As at 30 June 2023, our Investments business manages £368bn on behalf of clients - including insurance companies, sovereign wealth funds, independent wealth managers, pension funds, platforms, banks and family offices.

About First Trust

First Trust is a Chicago based investment firm established in 1991 with c.$190bn AUM in ETFs, mutual funds, and CEFs. The firm is a private partnership.

abrdn plc is registered in Scotland (SC286832) at 1 George Street, Edinburgh, EH2 2LL.

www.abrdn.com

© abrdn plc 2023. All rights reserved.